October 31, 2018 Via EDGAR and e-mail
Mayer Brown LLP
1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910
www.mayerbrown.com

Bradley W. Berman
Direct Tel +1 212 506 2321
bberman@mayerbrown.com

Edward P. Bartz

Senior Counsel
United States Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 7-1 Amendment No. 3 to Registration Statement on Form S-6 Filed October 31, 2018 File Nos.: 333-222878 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on October 31, 2018 Pre-effective Amendment No. 3 to the above-referenced registration statement (the “Registration Statement”) for the Alaia Defined Preservation 95 Fund, Alaia Market Linked Trust, Series 7-1, a series of the Alaia Trust. We understand from recent telephone conversations that the Staff has no further comments on the registration statement.

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Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz

Paul Koo

Vincent Iannuzzi

Donna Fiorini

Anna T. Pinedo

Lailey Rezai

Michael D. Russo

Raffi Garnighian